

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 2, 2020

Ronny Yakov
Chief Executive Officer
The OLB Group, Inc.
200 Park Avenue
Suite 1700
New York, NY 10166

> **Re: The OLB Group, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed December 19, 2019**
> **File No. 333-232368**

Dear Mr. Yakov:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [Month day, year] letter.

Amendment No. 2 to Registration Statement on Form S-1

Summary of financial and other data, page 9

1. Revise here to include predecessor summary financial statement information for fiscal 2017 and from January 1, 2018 through April 30, 2018.

2. On page 57 you include quantified information in footnote (1) regarding the Transaction Volume and Transaction Count for fiscal 2018 and the nine months ended September 30, 2018 related related to the predecessor entity. Please revise here to include similar footnote disclosures related to such metrics. Also, tell us whether the Merchant totals were adjusted to include predecessor information, and if so, revise to include a quantified discussion of such amounts.

Ronny Yakov
The OLB Group, Inc.
January 2, 2020
Page 2

Liquidity and Capital Resources, page 61

3.   You state that your current available cash resources, excluding the proceeds of this offering, will allow you to continue your operations until December 2020. Please revise to clarify whether your available cash resources includes the additional financial assistance promised by Mr. Herzog. If so, discuss how your liquidity might be impacted should Mr. Herzog fail to satisfy the commitment. To the extent Mr. Herzog's funding is not part of the capital resources referenced in your disclosures, please clarify the source of such resources.

Consolidated Statements of Cash Flows for the Years Ended December 31, 2018 and 2017, page F-9

4.   We note that you added a footnote to the consolidated statement of operations for the year ended December 31, 2018 in response to prior comment 6. Please include a similar footnote to the consolidated statement of cash flows for the same period.

Exhibits

5.   Please revise to ensure that the consent of your independent registered public accounting firm refers to the correct opinion date. In this regard, the consent in Exhibit 23.2 refers to the report dated April 13, 2018 when the opinion is also dated December 18, 2019 as it relates to Note 1A.

        You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Attorney-Adviser, at (202) 551-3447 or, in his absence, Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Technology

cc: Barry I. Grossman